Exhibit 99.1

BROOKFIELD INFRASTRUCTURE ANNOUNCES THAT PRIME SECURITYHOLDERS WILL RECEIVE ADDITIONAL VALUE, AND KEY PRIME SECURITYHOLDERS SUPPORTIVE OF PROPOSED MERGER TRANSACTIONS

Prime Securityholders will receive an additional cash payment of A$0.20 per Prime Security in connection with the proposed merger transaction with Brookfield Infrastructure.

Support for the transaction has been received from a number of the largest Prime Securityholders (after Brookfield Infrastructure), representing approximately 40% of Prime Securities eligible to vote on the transaction (or approximately 24% of all Prime Securities on issue).

October 19, 2010 (Eastern Australia Time) - Brookfield Infrastructure Partners LP. (NYSE: BIP; TSX: BIP.UN) ("Brookfield Infrastructure") and Prime Infrastructure (ASX: PIH) ("Prime") today announced that Prime Securityholders will receive an additional cash payment of A$0.20 for each stapled security of Prime (each a "Prime Security" and, collectively, the "Prime Securities") in connection with the proposed merger transaction. This cash amount will be paid, as described in further detail below, in addition to the 0.24 limited partnership interests of Brookfield Infrastructure Partners L.P. ("BIP Interests") for each Prime Security held. The increase in value applies to both the schemes of arrangement ("Scheme") and the concurrent takeover bid ("Takeover Bid"). Holders participating in the voluntary liquidity facility under the Scheme ("Liquidity Facility") will also receive this incremental cash amount.

The increased total value which Prime Securityholders will receive in connection with the merger1 reflects a 33% premium to the closing price of Prime Securities on 20 August 2010 (the last trading day prior to the announcement of the Scheme and Takeover Bid)2 and a 37% premium to the 30-trading day volume weighted average price of Prime Securities up to 20 August 20103. Based on the closing price of BIP Interests on 18 October 2010 and the Australian Dollar:US Dollar exchange rate on that date of A$0.9889 per U.S. Dollar, the increased total value available to Prime Securityholders1 is A$5.21 per Prime Security4.

1 In the case of the Scheme this includes both the Scheme consideration of 0.24 BIP Interests for each Prime Security held and the additional cash payment of A$0.20 for each Prime Security held (which will be paid as a Special Distribution from Prime as described in further detail below).
2 Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD j^lus the additional cash payment of A$0.20.
3 Based on the 30-trading day volume weighted average price of Prime Securities and BIP Interests to 20 August 2010 and the average exchange rate over the period of US$0.8967 per AUD plus the additional cash payment of A$0.20.
4 Based on the closing price of BIP Interests on 18 October 2010 (US$20.65), the exchange rate of A$0.9889 per U.S. Dollar noted above, plus the additional cash payment of A$0.20.

In conjunction with this increase in value, Brookfield Infrastructure has held discussions with a number of the largest Prime Securityholders (after Brookfield Infrastructure) who, in aggregate1, hold approximately 40% of Prime Securities eligible to vote on the Scheme (or approximately 24% of total Prime Securities on issue) and believes that each of these holders will vote in favour of the Scheme and will accept the Takeover Bid in the absence of a Superior Proposal or other material change in circumstances relating to the transaction.

The Independent Directors of Prime have unanimously confirmed their recommendation of the transaction in the absence of a Superior Proposal. "We are very pleased to have support for the transaction from a number of the largest Prime Securityholders and we believe this reflects positively on the merits of the transaction," said Prime Chairman, Hon. Dr David Hamill.

For the Scheme, the additional value will be paid as a Special Distribution from Prime (and thus will not affect the terms of the Scheme itself). It will be paid in the event that the Scheme becomes Effective. The Record Date for the Special Distribution is expected to be the same as the Scheme Record Date and the distribution will be paid to Prime Securityholders on or before the Implementation Date of the Scheme (currently estimated to be 8 December 2010).

For the Takeover Bid, the consideration to be paid by Brookfield Infrastructure is being increased by A$0.20. If the Takeover Bid becomes unconditional, the increased consideration will be paid to all Prime Securityholders who accept the Takeover Bid even if the acceptance was prior to the increase in the Takeover Bid consideration. The Supplementary Bidder's Statement and Notice of Variation Increasing Offer are attached and will be sent to Prime Securityholders.

Prime Securityholders will continue to be eligible to receive the distribution of A$0.075 per security payable in respect of the quarter ending 30 September 2010.

The Special Distribution is expected to be fully tax deferred for Australian tax resident Prime Securityholders. This will be confirmed as soon as possible after the Scheme Record Date.

Process Update

Detailed documentation in relation to both the Scheme and the Takeover Bid were mailed to Prime Securityholders on 5 October 2010. The meetings of Prime Securityholders to consider the Scheme are scheduled to occur on 4 November 2010.

In addition to the approval of Prime Securityholders of the Scheme, the transaction is also subject to approval of holders of BIP Interests. The meeting of holders of BIP Interests to consider the transaction is scheduled to occur on 2 November 2010. Brookfield has confirmed that it will vote its approximate 40% holding of BIP Interests in favour of the transaction. If the Takeover Bid becomes unconditional, the increased value to be paid by Brookfield Infrastructure pursuant to the Takeover Bid will be funded by Brookfield Infrastructure through any combination of cash on hand or drawings under its credit facility or existing equity commitments in a manner such that the aggregate number of BIP Interests and redeemable partnership units of Brookfield Infrastructure L.P. issued pursuant to the transaction will be consistent in all material respects with the documents sent to Prime Securityholders on 5 October 2010 and will

5 Based on Prime's share register as of 30 September 2010.

not exceed the amount to be approved pursuant to the management information circular mailed to holders of BIP Interests on 12 October 2010.

The transaction also remains subject to regulatory approvals in New Zealand and the United States and a number of other matters as referred to in the detailed documents that have been mailed to Prime Securityholders.

Note relating to Liquidity Facility

In relation to the Scheme, the Independent Directors note that Eligible Prime Securityholders have the option to receive cash consideration through the Liquidity Facility instead of the first 4,000 BIP Interests to which they are entitled. As noted above, holders participating in the Liquidity Facility will also receive the incremental A$0.20 Special Distribution from Prime.

As at the date of this announcement, having regard to the changes in the US dollar exchange rates and the market prices of BIP units, the value of the New BIP Interests offered is higher than the value that Eligible Prime Securityholders would receive under the Liquidity Facility. However, it is important to note that the value of the new BIP Interests offered, and the value offered under the Liquidity Facility, will continue to fluctuate up to and beyond the cut-off date for lodging elections under the Scheme.

As set out in the Scheme Booklet, eligible Prime Securityholders may wish to consider the position closer to the cut-off date in determining whether they may be in a more favourable position if they:

• sell their Prime Securities on market before the Effective Date;
• elect to receive cash under the Liquidity Facility; or
• receive their full entitlement of New BIP Interests1.

In considering between these alternatives, Prime Securityholders should seek advice from their own financial or other professional advisor.

Capitalised terms used in this announcement, where defined in the Scheme Booklet have the same meaning as they have in the Scheme Booklet.

●     ●     ●

Brookfield Infrastructure Partners LP. (NYSE: BIP; TSX: BIP. UN) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, fee for service, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions to BIP holders. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP

 6 BIP Interests are listed on the NYSE and TSX, but not ASX. Trading in BIP Interests must be undertaken through a broker entitled to trade on these exchanges. Prime Securityholders should check with their broker. Many Australian brokers are able to trade securities on the NYSE or TSX.

and BIP. UN, respectively. For more information, please visit Brookfield Infrastructure's website at www. brookfieldinfrastructure. com.

Prime Infrastructure (ASX: PIH) is a specialist infrastructure operator which owns and manages a portfolio of high quality infrastructure assets. Prime invests in businesses across two operating platforms based on their underlying economic drivers - utilities and fee for service. Its portfolio of infrastructure assets is primarily in the energy and transport sectors located in Australasia, North America and Europe. For further information please visit Prime Infrastructure's website at www.primeinfrastructure.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "believe", "stable", "tend", "seeks", derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements about the value to be received by Prime Securityholders and the manner in which it will be paid, the intention of a number of the largest Prime Securityholders to vote in favour of the Scheme and accept the Takeover Bid, the benefits of the proposed transaction to security holders of each of Prime and Brookfield Infrastructure, the anticipated successful completion of the transaction described herein, Brookfield's intention to vote in favour of the transaction at the meeting of holders of BIP Interests, the aggregate dilution to holders of BIP Interests, Brookfield Infrastructure's ability to generate stable cash flows, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure's plans for growth through acquisitions. Although Brookfield Infrastructure believes that the anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward- looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: the possible exercise of termination rights under the definitive agreement with Prime, economic and financial conditions in the countries in which Brookfield Infrastructure and Prime Infrastructure each do business; the behaviour of financial markets, the fact that success of Brookfield Infrastructure and Prime Infrastructure is dependent on market demand for an infrastructure company, the availability of equity and debt financing, the ability to complete acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, other risks and factors detailed from time to time in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein, and we caution that the foregoing factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Infrastructure disclaims any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please contact:

Prime Infrastructure Media Relations and Investor Relations David Akers Investor Relations Manager Tel: + 61 2 9692 2870 Email: david.akers@primeinfrastructure.com
Brookfield Infrastructure Partners Media Relations
Andrew Willis
SVP, Communications and Media
Tel: 416-369-8236
Email: Andrew.willis@brookfield.com

Investor Relations
Michael Botha
SVP, Finance
Tel: 416.359.7871
Email: mbotha@brookfield.com

This document is the first supplementary bidder's statement ("First Supplement") to the Bidder's Statement dated 27 September 2010 ("Bidder's Statement") issued by Brookfield Infrastructure Partners L.P. ("BIP") and lodged with the Australian Securities and Investments Commission ("ASIC") on 27 September 2010, in relation to the offer by BIP ("Offer") for all your stapled securities in the Prime Infrastructure Group.

This First Supplement supplements, and is to be read together with, the Bidder's Statement.

FIRST SUPPLEMENTARY BIDDER'S STATEMENT
19 October 2010

in respect of the offer by

Brookfield Infrastructure Partners L.P

for ail the stapled securities in the Prime Infrastructure Group comprised of:

•  Prime Holdings Limited (ABN 61 1000 364 234);

•  Prime Infrastructure Trust (ARSN 100 375 479); and

•  Prime Infrastructure Trust 2 (ARSN 108 288 204).

Unless the context requires otherwise, defined terms in the Bidder's Statement have the same meaning in this First Supplement. This First Supplement prevails to the extent of any inconsistency with the Bidder's Statement.

A copy of this First Supplement was lodged with ASIC on 19 October 2010. Neither ASIC nor any of its officers takes any responsibility for the contents of this First Supplement.

1	Background

This document is a Supplementary Bidder's Statement under section 643 of the Corporations Act. It is provided as a result of a decision by BIP to increase the consideration offered to Prime Securityholders under the Offer.

2	Increase in Offer consideration

BIP has varied the consideration it is offering under the Offer by increasing the consideration payable so that Prime Securityholders who accept the Offer will receive twenty Australian cents (AS0.20) cash per Prime Security in addition to the consideration initially offered ("Additional Consideration").

The Offer consideration for Prime Securityholders other than Ineligible Foreign Securityholders, will now be 0.24 BIP Interests plus twenty Australian cents (A$0.20) for each Prime Security for which acceptance is received.

Ineligible Foreign Securityholders accepting the Offer, will receive a cash payment in lieu of the New BIP Interests which they would otherwise be entitled to receive under the Ineligible Foreign Securityholder Facility plus an additional twenty Australian cents (A$0.20) cash for each Prime Security for which acceptance is received.

10509432_4 supplementary bidder's statem

3	Offer premium

The offer Consideration now represents a premium of 33% to the closing price of Prime Securities on the last trading day prior to the announcement of the Offer1.

4	Previous Acceptances _

Prime Securityholders who have already accepted the Offer will, following close of the Offer and all conditions in it having been satisfied or waived, receive the Additional Consideration that BIP is now offering. Prime Securityholders who have already accepted do not need to send in an additional acceptance form to benefit from the increase set out in this First Supplement.

5	Timing of payment

Payment of the Additional Consideration to all Prime Securityholders who accept the Offer (including Ineligible Foreign Securityholders) will, if all conditions to the Offer are satisfied by the Closing Date, occur on or about the Issue Date (expected to be on or about Wednesday, 8 December 2010).

In addition to payment of the Additional Consideration, Prime Securityholders who accept the Offer, that are not Ineligible Foreign Securityholders, will also receive the New BIP Interests to which they are entitled on the Issue Date.

In addition to the payment of the Additional Consideration, Ineligible Foreign Securityholders who accept the Offer will continue to receive the separate cash payment to be made under the Ineligible Foreign Securityholder Facility on the Payment Date (expected to be on or about 20 December 2010).

6	Sources of funding

Assuming that all Prime Securityholders other than BIP IV accept the Offer, the value of the total Additional Consideration payable will be approximately A$42.3 million.

BIP intends to fund the amount of this Additional Consideration, in its sole discretion, by: using cash on hand; using any of the Cash Contribution provided by Brookfield which is not required for the Ineligible Foreign Securityholder Facility; or procuring that BILP draws down on the Credit Agreement available to BILP that is described in Section 6.5(b) of the Scheme Booklet. Available commitments under the Credit Agreement currently amount to US$500 million.

BILP has confirmed to BIP that the Credit Agreement is available for the purpose of funding the Additional Consideration under the Offer. Draw down under the Credit Agreement can only occur once customary closing conditions are satisfied.

BILP has informed BIP that it believes that these conditions are likely to be satisfied or will not apply at the time BILP is required to draw down funds under the Credit Agreement.

1
Based on the closing price of Prime Securities and BIP Interests on 20 August 2010 and an exchange rate of US$0.8939 per AUD. The volume weighted average value of the consideration over the period from announcement on 23 August 2010 to 14 October 2010 (based on the sale prices of BIP Interests sold on NYSE over that period converted to A$ at the average exchange rate over the period) was $4.80. Based on the closing price for BIP Interests on NYSE on 14 October 2010 and the Australian dollar:US dollar exchange rate on that date of 0.9942, the value of the Offer Consideration on that date was A$5.26.

Further, BILP has undertaken to BIP in writing:

•  that it will not take any action between the date of this Bidder's Statement and the Issue Date that would mean that the Credit Agreement is not available for funding the Additional Consideration; and

•  to take all steps necessary to draw down by the Issue Date any amount requested by BIP to assist BIP to pay the Additional Consideration.

7

The impact of payment of the total Additional Consideration to Prime Securityholders will be immaterial to BIP, BILP, Brookfield Infrastructure and the Brookfield Infrastructure Merged Group even assuming that all Prime Securityholders other than BIP IV accept the Offer. This includes the impact of the payment on the financial information and the post-transaction capital structure of the Brookfield Infrastructure Merged Group set out in Section 6 of the Bidder's Statement.

8	Notices

Annexed to this First Supplement is the notice of variation given under section 650D of the Corporations Act in relation to the increase in consideration explained in this First Supplement.

9	Authorisation

This First Supplement has been approved by a resolution passed by all of the directors of Brookfield Infrastructure Partners Limited as the Managing General Partner of BIP.

Annex - Notice of variation

See overleaf.

# BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
# NOTICE OF VARIATION INCREASING OFFER

**TO:** Prime Infrastructure Holdings Limited (ABN 61 100 364 234) and Prime Infrastructure RE Limited (ABN 67 099 717 638) as responsible entity of Prime Infrastructure Trust (ARSN 100 375 479) and Prime Infrastructure Trust 2 (ARSN 108 288 204)

**AND TO:** Each person to whom an offer was made (**"Offer"**) pursuant to the Bidder's Statement dated 27 September 2010 (**"Bidder's Statement"**) by Brookfield Infrastructure Partners L.P.

The Offer consideration for Prime Securityholders accepting the Offer, other than Ineligible Foreign Securityholders, will now be 0.24 BIP Interests and twenty Australian cents (A$0.20) for each Prime Security for which the acceptance is received.

Ineligible Foreign Securityholders accepting the Offer will receive a cash payment in lieu of the New BIP Interests which they would otherwise be entitled to receive calculated in the manner set out in the Bidder's Statement plus an additional twenty Australian cents (A$0.20) cash for each Prime Security for which the acceptance is received.

The increased price will apply to all Prime Securityholders who accept Brookfield Infrastructure Partners L.P.'s Offer, including those Prime Securityholders who have already accepted the Offer.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning when used in this Notice of Variation.

A copy of this Notice of Variation was lodged with the Australian Securities and Investment Commission (**"ASIC"**) on 19 October 2010. ASIC takes no responsibility for the contents of this notice.

This Notice of Variation is dated: 19 October 2010

**Signed** by Derek. G. Pannell and Arthur. L. Jacobson on behalf of Brookfield Infrastructure Partners Limited, the Managing General Partner of Brookfield Infrastructure Partners L.P., who are authorised to sign this notice pursuant to a resolution passed by the directors of Brookfield Infrastructure Partners Limited on October 2010.